UPS Tracking
#1ZF2301V3710027975

BB 3/3

10028255

NITED STATES
ND EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2963 GULF TO BAY BLVD
(No. and Street)

CLEARWATER (City) FL (State) 33759 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RANDALL N DRAKE CPA P.A.
(Name – *if individual, state last, first, middle name*)

1981 PROMENADE WAY (Address) CLEARWATER (City) FL (State) 33760 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/6

OATH OR AFFIRMATION

I, JED E. BANDES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RYAN P. MCCLELLAND
MY COMMISSION # DD 670993
EXPIRES: May 7, 2011
Bonded Thru Notary Public Underwriters

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

TABLE OF CONTENTS

Randall N. Drake, CPA, P.A.
1981 Promenade Way
Clearwater, FL 33760
727.536.4863
Randall@RDrakeCPA.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Mutual Trust Company of America Securities, Inc.
Clearwater, Florida

We have audited the accompanying statement of financial condition of Mutual Trust Company of America Securities, Inc. as of December 31, 2009 and the related statements of operations and changes in retained earnings and cash flows for the year then ended that you are filing pursuant to the Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements taken as a whole.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Trust Company of America Securities, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randall N. Drake CPA P.A.

February 24, 2010

MUTUAL TRUST COMPANY OF AMERICA SECURITES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash and equivalents		$ 1,341,865
Deposits with clearing organization		108,111
Commissions receivable		17,795
Prepaid expenses		20,000
Total Current Assets		1,487,771
FIXED ASSETS, net of accumulated depreciation of $ 1,005		1,009
TOTAL ASSETS		$ 1,488,780

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable		$ 58,978
LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		58,978
STOCKHOLDER'S EQUITY		
Common stock - $1 par value, 1,000 shares authorized, issued and outstanding	$ 1,000	
Additonal paid-in capital	177,733	
Retained Earnings	1,251,069	
TOTAL STOCKHOLDER'S EQUITY		1,429,802
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 1,488,780

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITES, INC.
STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2009

REVENUES		
Commission income		$ 3,399,392
Interest and dividends		12,396
TOTAL REVENUE		3,411,788
DIRECT EXPENSES		
Broker commissions	$ 1,854,193	
Management fees	112,029	
TOTAL DIRECT EXPENSES		1,966,222
		1,445,566
OPERATING EXPENSES		
Accounting and legal	34,905	
Bank fees	117	
Dues and subscriptions	395	
Depreciation	402	
Interest expense	24	
Insurance	60,229	
Licences, permits and taxes	554	
Office expense	199	
Registration fees	32,214	
TOTAL OPERATING EXPENSES		129,039
NET INCOME		1,316,527
RETAINED EARNINGS - December 31, 2008		446,290
2009 DISTRIBUTIONS		(511,748)
RETAINED EARNINGS - December 31, 2009		$ 1,251,069

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 1,316,527
Adjustments to reconcile net income to net cash used in operations		
Depreciation	$ 402	
Increase (decrease) in cash due to changes in:		
Commissions receivable	(9,152)	
Deposits at clearing organization	(169)	
Prepaid expenses	-	
Other receivable	50,000	
Commissions payable	13,099	
NET CASH PROVIDED BY OPERATIONS		1,370,707
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholder		(511,748)
NET INCREASE IN CASH		858,959
CASH AND EQUIVALENTS - December 31, 2008		482,906
CASH AND EQUIVALENTS - December 31, 2009		$ 1,341,865

SUPPLEMENTAL CASH FLOW INFORMATION	
INTERST PAID IN 2009	$ 24
TAXES PAID IN 2009	$ -

The accompanying notes ae an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Mutual Trust Company of America Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida on June 23, 1980 The Company is a broker/dealer registered with the Securities and Exchange Commission and engaged in the business of selling securities including stock, bonds and other marketable securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition – The Company generates revenue in the form of commissions earned on security sales. Revenue is recorded as earned and commissions earned but not received are booked as accounts receivable and maintained as a current asset.

Expense recognition – Expenses are recorded as incurred. Any expense incurred but not paid in the current operating cycle is recorded as a current liability in accounts payable. Direct costs include commissions paid to brokers and management fees.

Cash and cash equivalents – The Company considers all highly liquid investments with an original maturity date of three months or less to be considered cash equivalents

Office equipment – Office equipment is recorded at cost. Replacements, maintenance and repairs which do not improve or extend the life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life of the assets which range from three (3) to seven (7) years

Impairment of long-lived assets – Long-lived assets are reviewed for possible impairment on an annual basis or whenever adverse events or circumstances indicate the carrying value of an asset may not be recoverable. Where indications of impairment are indentified, management determines whether impairments are present by comparing carrying amounts to the undiscounted future cash flows at the lowest discernable level. Impairment charges, if present, are calculated upon discounted cash flows or fair value, whichever is more readily available.

.**Income taxes** – The Company has elected under Subchapter S of the Internal Revenue Code to be treated as a disregarded entity for purposes of income taxation. As a disregarded entity all elements of income and expense of the Company are allocated to the Owner and reported on his individual income tax return. Accordingly, there is no provision for income taxes in these financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses. These estimates are based on management's knowledge and experience. Actual results could differ from these estimates.

Fair value of financial instruments – The Company adopted SFAS No. 157, "Fair Value Measurements" effective January 1, 2008, which defines fair value, establishes a three level valuation hierarchy for disclosures of fair value measurements and enhances disclosure requirements for fair value measures. The estimated fair value of the Company's cash and cash equivalents, commissions receivable and commissions payable at December 31, 2009 approximates their respective in these financial statements.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company shares office space with several non-affiliated entities under a verbal cost sharing agreement. In exchange for office space, the services of the Owner's assistant and certain other office expenses in exchange for clearing certain fees and commissions.

The Company pays a management fee to an affiliate entity for the services of its President. Management fees of $ 112,029 were paid in 2009 for these services.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2009 we had net capital of $ 1,468,793, which was $ 1,463,793 in excess of the required net capital of $5,000. The ratio of aggregate capital to net capital was 0.04 to 1 or 4% at December 31, 2009.

NOTE 6 – RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Net Capital per Form X-17a-5	$ 1,489,182
Audit Adjustments	59,380
Net Capital Per Audited Financial Statements	$ 1,429,802

SUPPLEMENTARY INFORMATION

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net Capital	
Total members' equity	$ 1,429,802
Deduct members' equity not allowable in computation of net capital	--
Total members' equity qualified for net capital	1,429,802
Add: Subordinated borrowings	--
Less: Other deductions or allowable credits	--
Total capital and allowable subordinated borrowings	1,429,802
Deductions and/or charges	
Nonallowable assets:	
Furniture and equipment, net	1,009
Other assets	20,000
Net capital before haircuts on securities position (tentative net capital)	1,408,793
Haircuts on securities	--
Net Capital	$ 1,408,793
Aggregate indebtedness	
Items included in statement of financial position:	
Commissions payable	58,978
Total aggregate indebtedness	$ 58,978
Computation of basic net capital requirement	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6-2/3% of aggregate indebtedness)	$ 3,932
Minimum net capital required	$ 5,000
Excess net capital	$ 1,403,793
Ratio: aggregate indebtedness to net capital	4.20 %

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
COMPUTATION OF DETERMINATON OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2009

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

Randall N. Drake, CPA, P.A.
1981 Promenade Way
Clearwater, FL 33760
727.536.4863
Randall@RDrakeCPA.com

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
Mutual Trust Company of America Securities, Inc.
Clearwater, Florida

In planning and performing our audit of the financial statements of Mutual Trust Company of America Securities, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for purposes of determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparison and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company is responsible are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-g(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent ot detect misstatements in a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate that a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) of the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Randall N. Duke CPA P.A.

February 24, 2010